News Release
Bema Arranges US$60 Million Bridge Loan Facility for Kupol Development

Vancouver, British Columbia, July 27, 2004 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) is pleased to announce that the Company has concluded loan documentation and signed an agreement whereby Bayerische Hypo- und Vereinsbank AG ("HVB") will provide, as Mandated Lead Arranger, a US$60 million bridge loan facility ( the "Facility") for the continued development of the Kupol project located in north eastern Russia.

Bema will guarantee the Facility, which will mature 24 months from the signing of the agreement, however, Bema intends to repay the Facility from a portion of the proceeds of the Kupol project construction financing, which is expected to be arranged in early 2005.

Based on the 2003 drill program, Bema completed a Preliminary Economic Assessment of the Kupol project demonstrating that it can be developed as a high grade, low cost, gold and silver mine with robust project economics (see press release dated 06/05/04).

The 2004 exploration and development program commenced earlier this year with 57,000 metres of exploration and infill drilling planned as well as construction of a runway for fixed wing aircraft, earth works for mine and mill facilities, geotechnical and condemnation drill programs, and procurement of equipment for 2005 construction. To date, Bema has completed approximately 21,700 metres of the 2004 drill program at Kupol and expects to release the results by mid August. The drill program will continue throughout the fall followed by a Final Feasibility Study which is scheduled to be completed by March 2005.

For information on Bema Gold Corporation please visit our website at www.bema.com or contact Investor Relations:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371	604-681-8371
investor@bemagold.com	investor@bemagold.com

The Toronto and American Stock Exchanges neither approve nor disapprove the information contained in this News Release. Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.